Exhibit 99.1

VIOMI TECHNOLOGY CO., LTD

INDEX TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

F-1

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
			(Note2(e))
ASSETS
Current assets:
Cash and cash equivalents	806,599	603,790	88,988
Restricted cash	164,431	153,338	22,599
Short-term deposits	257,950	279,247	41,156
Short-term investments	82,598	120,805	17,804
Accounts and notes receivable from third parties (net of allowance of RMB6,750 and RMB5,334 as of December 31, 2025 and June 30, 2026, respectively)	24,535	27,015	3,982
Accounts receivable from related parties (net of allowance of nil as of December 31, 2025 and June 30, 2026)	340,173	389,918	57,467
Other receivables from related parties (net of allowance of nil as of December 31, 2025 and June 30, 2026)	200	537	79
Inventories, net	126,879	116,355	17,149
Prepaid expenses and other current assets	157,096	99,361	14,644
Total current assets	1,960,461	1,790,366	263,868

Non-current assets:
Prepaid expenses and other non-current assets	19,055	14,893	2,195
Property, plant and equipment, net	305,432	311,399	45,895
Long-term deposits	20,101	20,260	2,986
Deferred tax assets	8,415	21,737	3,204
Intangible assets, net	6,255	5,631	830
Right-of-use assets, net	1,646	653	96
Land use rights, net	56,631	55,995	8,253
Long-term investment	12,952	36,302	5,350
Total non-current assets	430,487	466,870	68,809

TOTAL ASSETS	2,390,948	2,257,236	332,677

Liabilities and shareholders’ equity
Current liabilities:
Accounts and notes payable (including accounts and notes payable of the consolidated variable interest entities and their subsidiaries (“VIEs”) without recourse to the Company of RMB26 as of December 31, 2025 and June 30, 2026)	517,878	473,936	69,850
Advances from customers	10,153	12,275	1,809
Amount due to related parties	596	2,668	393
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the Company of RMB5,853 and RMB1,203 as of December 31, 2025 and June 30, 2026, respectively)	157,043	138,854	20,466
Short-term borrowing	40,000	50,000	7,369
Income tax payables	1,439	5,261	775
Lease liabilities due within one year	1,310	453	67
Long-term borrowing-current portion	25,061	24,959	3,679
Total current liabilities	753,480	708,406	104,408

Non-current liabilities:
Accrued expenses and other liabilities–non-current portion	53,117	51,108	7,532
Long-term borrowing	51,666	39,187	5,775
Lease liabilities	421	237	35
Total non-current liabilities	105,204	90,532	13,342

TOTAL LIABILITIES	858,684	798,938	117,750

Commitments and contingencies (Note 22)

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 99,200,641 and 95,171,125 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,548 and 102,674,548 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	6	6	1
Treasury stock	(103,085)	(112,527)	(16,584)
Additional paid-in capital	1,414,499	1,421,133	209,449
Retained earnings	226,317	169,764	25,020
Accumulated other comprehensive loss	(11,080)	(25,204)	(3,715)
Total equity attributable to shareholders of the Company	1,526,663	1,453,178	214,172
Non-controlling interests	5,601	5,120	755
Total shareholders’ equity	1,532,264	1,458,298	214,927

Total liabilities and shareholders’ equity	2,390,948	2,257,236	332,677

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			(Note2(e))
Net revenues:
Related parties	1,360,966	666,138	98,177
Third parties	116,653	73,858	10,885
Total net revenues	1,477,619	739,996	109,062
Cost of revenues	(1,086,467)	(562,316)	(82,875)
Gross profit	391,152	177,680	26,187

Operating expenses
Research and development expenses	(89,313)	(96,059)	(14,157)
Selling and marketing expenses	(129,034)	(109,556)	(16,147)
General and administrative expenses	(63,029)	(41,401)	(6,102)
Total operating expenses	(281,376)	(247,016)	(36,406)

Other income, net	9,071	18,604	2,742
Income (loss) from operations	118,847	(50,732)	(7,477)

Interest and investment income, net	18,687	14,479	2,134
Income (loss) before income tax expenses	137,534	(36,253)	(5,343)

Income tax (expenses) benefit	(17,006)	9,486	1,398

Net income (loss) from operations	120,528	(26,767)	(3,945)

Net income(loss)	120,528	(26,767)	(3,945)
Less: Net income (loss) attributable to the non-controlling interest shareholders	133	(481)	(71)
Net income (loss) attributable to ordinary shareholders of the Company	120,395	(26,286)	(3,874)

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(3,875)	(14,124)	(2,082)
Total comprehensive income (loss) attributable to ordinary shareholders of the Company	116,520	(40,410)	(5,956)

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.59	(0.13)	(0.02)
-Diluted	0.58	(0.13)	(0.02)

Weighted average number of ordinary shares used in calculating net income (loss) per share
-Basic	203,856,436	201,065,185	201,065,185
-Diluted	205,865,093	201,065,185	201,065,185

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except shares, ADS, per share and per ADS data)

										Total Equity
										Attributable
	Class A ordinary shares		Class B ordinary shares		Additional Paid-in	Treasury stock		Retained	Accumulated Other Comprehensive Income	to Shareholders of the	Non- Controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	(Loss)	Company	Interest	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	101,059,544	6	102,764,550	6	1,374,451	12,626,052	(85,426)	153,125	2,279	1,444,441	5,316	1,449,757
Net income attributable to the Company and non-controlling interest shareholders	-	-	-	-	-	-	-	120,395	-	120,395	133	120,528
Purchase of equity interests from non-controlling interests	-	-	-	-	(821)	-	-	(6,908)	-	(7,729)	-	(7,729)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	-	-	-	-	7,160	-	-	-	-	7,160	-	7,160
Issuance of ordinary shares for exercised share options	45,426	-	-	-	164	-	-	-	-	164	-	164
Foreign currency translation loss	-	-	-	-	-	-	-	-	(3,875)	(3,875)	-	(3,875)
Balance as of June 30, 2025	101,104,970	6	102,764,550	6	1,380,954	12,626,052	(85,426)	266,612	(1,596)	1,560,556	5,449	1,566,005

Balance as of January 1, 2026	99,200,641	6	102,764,548	6	1,414,499	15,703,314	(103,085)	226,317	(11,080)	1,526,663	5,601	1,532,264
Net loss attributable to the Company and non-controlling interest shareholders	-	-	-	-	-	-	-	(26,286)	-	(26,286)	(481)	(26,767)
Share-based compensation related to 2015 and 2018 Share Incentive Plan	-	-	-	-	6,568	-	-	-	-	6,568	-	6,568
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(14,124)	(14,124)	-	(14,124)
Issuance of ordinary shares for exercised share options	82,998	-	-	-	63	-	-	-	-	63	-	63
Repurchase of ordinary shares	(4,202,514)	-	-	-	-	4,202,514	(9,442)	-	-	(9,442)	-	(9,442)
Appropriation to statutory reserves	-	-	-	-	3	-	-	(3)	-	-	-	-
Dividends declared	-	-	-	-	-	-	-	(30,264)	-	(30,264)	-	(30,264)
Class B Ordinary Shares converted to Class A Ordinary Shares	90,000	-	(90,000)	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2026	95,171,125	6	102,674,548	6	1,421,133	19,905,828	(112,527)	169,764	(25,204)	1,453,178	5,120	1,458,298

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			(Note 2(e))
Net cash provided by (used in) operating activities	227,478	(47,137)	(6,948)

Cash flows from investing activities
Purchase of equipment	(12,673)	(25,099)	(3,699)
Purchase of lease hold improvement	-	(625)	(92)
Purchase of intangible assets	(141)	(85)	(13)
Purchase of short-term investments	(37,614)	(273,949)	(40,375)
Maturity of short-term investments	2,043	223,671	32,965
Disposal of property and equipment	20	-	-
Placement of long-term investments	-	(8,000)	(1,179)
Placement of long-term deposits	-	(22,156)	(3,265)
Maturities of long-term deposits	-	21,813	3,215
Placement of short-term deposits	(598,688)	(779,848)	(114,935)
Maturities of short-term deposits	336,454	751,361	110,737
Net cash used in investing activities	(310,599)	(112,917)	(16,641)

Cash flows from financing activities
Proceeds from exercise of vested share options	164	-	-
Receipt of borrowing	41,118	50,000	7,369
Repayment of borrowing	(64,817)	(52,581)	(7,749)
Dividend Paid	-	(30,264)	(4,460)
Purchase of non-controlling interests	(7,729)	-	-
Repurchase of ordinary shares	-	(9,442)	(1,392)
Net cash used in financing activities	(31,264)	(42,287)	(6,232)

Effect of exchange rate changes on cash and cash equivalents	(3,338)	(11,561)	(1,704)

Net decrease in cash and cash equivalents and restricted cash	(117,723)	(213,902)	(31,525)
Cash and cash equivalents and restricted cash at the beginning of the period	1,167,480	971,030	143,112
Cash and cash equivalents and restricted cash at the end of the period	1,049,757	757,128	111,587
Including:
Cash and cash equivalents of operations at the end of the period	709,217	603,790	88,988
Restricted cash of operations at the end of the period	340,540	153,338	22,599
Supplemental disclosures of cash flow information:
Acquisition of equipment in form of other payable	-	2,572	379
Decrease in a right-of-use asset due to remeasurement of lease terms	-	163	24

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

Viomi Technology Co., Ltd (the “Company”) is a holding company incorporated under the Laws of the Cayman Islands in January 2015. The Company, through its consolidated subsidiaries and “VIEs” (collectively referred to as the “Group”) is primarily engaged in the operation of developing and selling Home water solution businesses products in the People’s Republic of China (the “PRC”).

As of June 30, 2026, details of the Company’s principal subsidiaries and VIEs were as follows:

	Place of incorporation	Date of incorporation	Percentage of beneficial ownership	Principal activities
Subsidiaries:
Viomi HK	Hong Kong	January 30, 2015	100%	Investment holding
Lequan	PRC	May 05, 2015	100%	Investment holding
Codream HK	Hong Kong	August 20, 2019	100%	Investment holding
Yunmi Hulian	PRC	December 9, 2019	100%	Investment holding
Zhumeng Hulian	PRC	October 14, 2020	100%	Investment holding
Guangdong Lizi	PRC	July 26, 2018	100%	Home appliance development and sales
VIEs:
Guangdong Interconnect	PRC	December 7, 2020	100%	Internet information services
Beijing Viomi	PRC	January 12, 2015	100%	No substantial business

(b)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries

The Company, through Lequan or Zhumeng Hulian, entered into a series of contractual arrangements, including: (1) exclusive consultation and service agreements; (2) exclusive purchase option agreements, (3) shareholder voting proxy agreements and (4) equity pledge agreements with Beijing Viomi, Guangdong Interconnect and their shareholders, respectively. These arrangements enable Lequan or Zhumeng Hulian through their PRC subsidiaries to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, through the exercise of the shareholders’ rights under the shareholder voting proxy agreement as the shareholders’ meetings of the VIEs appoint the board of directors of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs through the exclusive consultation and service agreement. Accordingly, Lequan or Zhumeng Hulian are considered the primary beneficiaries of the respective VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

In making the conclusion that Lequan or Zhumeng Hulian are the primary beneficiaries of the VIEs, the Company believes Lequan or Zhumeng Hulian’s rights under the terms of the option agreement provide them with a substantive kick-out right. As advised by the Company’s PRC legal counsel, the Company believes the terms of the option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the consideration which is the minimum amount permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Lequan or Zhumeng Hulian to currently exercise their rights under the exclusive option agreement.

A simple majority vote of Lequan or Zhumeng Hulian’s board of directors is required to pass a resolution to exercise their rights under the option agreement. Lequan or Zhumeng Hulian’s rights under the option agreement give them the power to control the shareholders of Beijing Viomi and Guangdong Interconnect In addition, Lequan or Zhumeng Hulian’s rights under the shareholder voting proxy agreement also reinforce their abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute consultation and service agreements and also ensures that consultation and service agreements will be executed and renewed indefinitely unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by PRC laws or regulations. Lequan and Zhumeng Hulian have the rights to receive substantially all of the economic benefits from the VIEs.

On March 20, 2026, the exclusive consultation and service agreements and equity pledge agreements between Lequan, Beijing Viomi and each of the shareholders of Beijing Viomi was subsequently amended and restated, and the terms were substantially similar to the exclusive consultation and service agreements described before. Other than the amendments described above, there have been no material changes to the contractual arrangements with the VIEs, the Company’s determination of the primary beneficiary of the VIEs, or the related risks since December 31, 2025.

The Company believes that the contractual arrangements among its subsidiaries, their VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit Lequan and Zhumeng Hulian’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could could take various regulatory or enforcement actions that could adversely affect the Company’s business and its ability to consolidate the VIEs.

F-6

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)	VIE Arrangements between the VIEs and the Company’s PRC subsidiaries (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries taken as a whole on an aggregated basis, which were included in the Group’s unaudited condensed consolidated financial statements. For purposes of this presentation, activity within and between the VIEs and their subsidiaries have been eliminated, but transactions with other entities within the Consolidated Group have been included without elimination.

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Cash and cash equivalents	334,198	890
Accounts receivable from third parties (net of allowance of nil as of December 31, 2025 and June 30, 2026)	-	35
Accounts receivable from related parties	-	61
Amounts due from Group companies	173,911	509,951
Inventories	68	-
Other assets	5,163	828
Total assets	513,340	511,765
Accounts and notes payable	26	26
Amounts due to Group companies	94	94
Accrued expenses and other liabilities	5,853	1,203
Other liabilities	1,305	4,618
Total liabilities	7,278	5,941

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Revenue from Group companies (1)	-	1,602
Revenue from a related party and third parties	-	18

Cost from a related party and third parties	(40)	(1,785)

Net loss	(400)	(237)

(1)	Inter-company revenues between VIEs and other subsidiaries

VIEs sell certain products and provide marketing services to other subsidiaries. For the six months ended June 30, 2025 and 2026, the inter-company sales recognized by VIEs to Primary beneficiaries of VIEs and their subsidiaries for the six months ended June 30, 2025 and 2026 are nil and RMB1,602, respectively.

F-7

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Group, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2026, and its results of operations for the six months ended June 30, 2025 and 2026, and cash flows for the six months ended June 30, 2025 and 2026. The condensed balance sheet as of December 31, 2025, was derived from audited annual financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The consolidated results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or for any other future years or interim periods.

(b)	Consolidation

The Group’s unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiaries are the primary beneficiaries. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include sales returns, inventory valuation, product warranties, variable consideration, share-based compensation, allowance for credit losses, and the valuation allowance for deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the unaudited condensed consolidated financial statements.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and British Virgin Islands are United States dollar (“US$”), while the functional currency of the Group’s entities in the PRC is RMB, which is their respective local currency. In the unaudited condensed consolidated financial statements, the financial information of the Company and its subsidiaries in Hong Kong and British Virgin Islands, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, and incomes are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the statements of comprehensive income (loss).

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in Foreign currency translation adjustment in the unaudited condensed consolidated statements of comprehensive income (loss).

F-8

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income (loss) and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 = RMB6.7851 on June 30, 2026 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

(f)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for credit losses. On January 1, 2020, the Group adopted ASC326, “Financial Instruments—Credit Losses” using modified retrospective transition approach. The Group provides an allowance against accounts receivable to the amount management reasonably believe will be collected. The Group writes off trade receivable when they are deemed uncollectible.

The Group maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. Accounts receivable have been grouped based on shared credit risk characteristics and days past due to estimate, taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors.

(g)	Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amend certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group will enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Group adopted ASC 606 for all periods presented.

The Group’s revenue is primarily derived from (i) Home water systems, which are composed of smart water purification systems, kettles and heaters, (ii) consumable products complementary to the Group’s Home water systems, such as water purifier filters, (iii) Kitchen appliances and others. Refer to Note 14 to the unaudited condensed consolidated financial statements for disaggregation of the Group’s revenue by type of product and service for the six months ended June 30, 2025 and 2026.

1)	The Group conducts its business through various contractual arrangements.

a)	Sales to Xiaomi

The Group generated a substantial portion of its revenues from sales of products to Xiaomi.

Under the cooperation agreement entered into between the Group and Xiaomi, the Group is responsible for design, research, development, production, and delivery of designated products using the brand name of “Xiaomi” (“Xiaomi-branded products”). Xiaomi is responsible for commercial distributions and sales. Revenue is recognized upon acceptance by this customer, which is considered at the time the control of the products is transferred to Xiaomi.

For a majority of types of products sold to this customer, the selling price is a fixed amount as agreed by both parties. For other types of products sold to this customer, the sales arrangement includes two installment payments. The first installment is priced to recover the costs incurred by the Group in developing, producing, and shipping the products to this customer and is payable to the Group upon acceptance by the customer after delivery. The Group is also entitled to receive a potential variable second installment payment calculated as certain portion of the future gross profits from commercial sales made by this customer.

F-9

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The second installment payment represents variable consideration because the amount of consideration to which the Group is entitled depends on future events, including the customer’s subsequent commercial sales of the relevant products and the determination of the related gross profits. Accordingly, the Group determines the transaction price as the fixed first installment payment plus the variable second installment payment to the extent that it is probable that a significant revenue reversal will not occur when settling with the customer subsequently.

For the six months ended June 30, 2025 and 2026, total net revenues earned from the variable second installment payment arrangement, represented 12.4% and 7.8% of total revenue from Xiaomi, respectively. These amounts consist of two components: (i) amounts determined through monthly settlements with this customer, for which the uncertainty has been resolved, and (ii) estimated second installment consideration for unsettled units as of the respective reporting dates.

b)	Sales to third-party customers, including: sales to leading e-commerce platforms and offline stores; and sales to customers directly through the online platforms operated by Xiaomi, third parties and the Group.

The Group recognizes revenue for the sales to third-party customers in accordance with the applicable revenue recognition method for each of the distinct performance obligation identified. Sales of products is recognized upon acceptance by customers after delivery. Installation services revenues are recognized when the services are rendered.

- Sales to leading e-commerce platforms and offline experience stores

Pursuant to the contracts between the Group and the leading e-commerce platforms/offline experience stores (“e-commerce platforms and stores”), the e-commerce platforms and stores have legal title and physical possession of the products upon acceptance and they would bear the risk of loss due to physical damage before the products are transferred and accepted by end customers. The e-commerce platforms and stores are responsible for delivering the products to end customers and can direct the use of the products and obtain the remaining benefits from the products by reselling the products. The e-commerce platforms and stores have flexibility in determining the retail sales price within relatively broad price range set by the Group. Based on these indicators, the Group determined the e-commerce platforms and stores (as opposed to the end customers) as its customers according to ASC 606-10-55-39. The Group recognizes revenue equal to the sales price to the e-commerce platforms and stores when control of the inventory is transferred.

- Sales to customers directly through the online platforms operated by Xiaomi, third parties and the Group

Under the cooperation agreements entered between the Group and online platforms, the platforms’ responsibilities are limited to offering an online marketplace, while the Group is primarily obligated in a sales transaction and takes inventory risk and has latitude in determining prices. The platforms charged the Group commission fees at pre-determined amounts or a fixed rate based on the sales amounts. Commission fees are recognized as selling expenses. The Group determined the end customers (as opposed to the platforms) as its customers and recognizes revenue equal to the sales price to the end customers when control of the inventory is transferred.

- Rendering of services

The Group provides installation service to end customers for designated Viomi-branded products without separate charge. The installation service is considered being distinct and accounted for as a separate performance obligation. The Group expects to be entitled to a breakage amount in the contract liabilities related to installation services. The Group estimates the breakage portion based on historical customers’ requests and recognizes estimated breakage as revenue in proportion to the pattern of rights exercised by end customers on a semi-annually basis.

The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling price. The standalone selling price of the products is determined based on adjusted market assessment approach, while the standalone selling price of the installation services is determined using a cost-plus margin approach.

2)	Sales returns and sales incentives

For sales to leading e-commerce platforms, the Group estimates sales returns and sales incentives as variable consideration in determining the transaction price. Based on historical information and other relevant evidence, the Group recognizes revenue only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. For the six months ended June 30, 2025 and 2026, the expected sales return was RMB474 and RMB789, respectively. Accordingly, the Group recognizes an expected return asset of RMB63 and RMB401 and a refund liability of RMB129 and RMB892 as of December 31, 2025 and June 30, 2026, respectively. The Group updates its estimates of expected returns and sales incentives at each reporting period. The expected return asset is presented and assessed for impairment separately from the refund liability.

F-10

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Further, the Group might provide various consideration to the e-commerce platforms, such as gross margin guarantee, advertising and promotion fees, in the form of cash, or directly reducing amounts owed to the Group by the e-commerce platforms. The Group evaluates each type of incentives or fees to be paid in accordance with ASC 606 and reduces the transaction price for the sale of products by the amount of various consideration payable to the e-commerce platforms considering that the Group either does not receive any service from the e-commerce platforms or cannot elect to engage another vendor to provide similar advertising services on a standalone basis.

For sales through online platforms, end customers have an unconditional right to return products purchased through online platforms within 7 days. The Group bases its estimates of sales returns on historical results and recognizes revenue net of estimated sales returns and sales incentives.

3)	Warranty

The Group offers product warranty pursuant to standard product quality required by consumer protection law. Such warranties are accounted for in accordance with ASC 460 Guarantees. At the time revenue is recognized, an estimate of warranty expenses is recorded and recognized as cost of revenues.

4)	Value added taxes

Value added taxes (“VAT”) on sales is calculated at 13% after April 1, 2019. The Group reports revenue net of VAT. Subsidiaries and VIEs that are VAT general taxpayers are allowed to offset qualified VAT paid against their output VAT liabilities.

5)	Contract balances

Key customers, including Xiaomi and third-party customers, are entitled to a credit term. The expected length of time between the products being transferred to customers and when they pay for those products is short. There is no difference between the amount of promised consideration and the cash selling price of the promised products. Therefore, the Group concludes that the contracts with these key customers generally do not include a significant financing component.

The Group does not have contract assets as of December 31, 2025 and June 30, 2026. Contract liabilities consist of deferred revenue related to the Group’s provision of installation services, where there is still an obligation to be fulfilled by the Group. The contract liabilities will be recognized as revenue when all of the revenue recognition criteria are met.

As of December 31, 2025 and June 30, 2026, deferred revenue were RMB416 and RMB3,028, respectively. During the six months ended June 30, 2025 and 2026, the Group recognized revenue of installation services amounted to RMB1,864 and RMB416, respectively, that was included in the corresponding contract liability balance at the beginning of the years. The Group expects to recognize RMB3,028 of the unearned amount for the Group’s remaining performance obligations related to installation services in the next 12 months. During the six months ended June 30, 2025 and 2026, the Group does not have any arrangement where the performance obligations have already been satisfied in the past period, but the corresponding revenue is only recognized in a later period.

F-11

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Current expected credit losses

The Group’s accounts and notes receivable and other receivables from related parties and third parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related accounts and notes receivable and other receivables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, macroeconomic factors are also considered. This is assessed at each period based on the Group’s specific facts and circumstances. For the six months ended June 30, 2025, and 2026, the Group recorded expected credit losses of RMB11,565 and RMB1,792, respectively in general and administrative expenses. As of December 31, 2025 and June 30, 2026, the expected credit loss provision for the accounts and notes receivable and other receivables is RMB6,750 and RMB5,334, respectively. The decrease is primarily attributable to the reversal of allowance for expected credit loss.

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable and other receivables from related parties for the six months ended June 30, 2025, and 2026:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Balance at beginning of the period	10,965	6,750
Current period provision	11,874	2,007
Reversals	(309)	(215)
Write off	(2,083)	(3,208)
Balance at end of the period	20,447	5,334

(i)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income (loss). The Group did not recognize any interest and penalties associated with uncertain tax positions for the six months ended June 30, 2025 and 2026. As of December 31, 2025 and June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions.

F-12

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Statutory reserves

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund are a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The appropriations to statutory reserve funds amounted to nil and RMB3 during the six months ended June 30, 2025 and 2026. Statutory reserve funds amounting to RMB39,010 and RMB39,013 were recognized in additional paid-in capital as of December 31, 2025 and June 30, 2026, respectively.

(k)	Income (Loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

F-13

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Recently issued accounting pronouncements

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group adopted ASU No. 2023-09 from the annual period beginning from January 1, 2025. The adoption of this standard did not have a material impact to its unaudited condensed consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Group adopted this guidance effective January 1, 2026. The adoption of this standard did not have a material impact to its unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Group plans to adopt this guidance effective January 1, 2027 and the Group is currently evaluating the impact of adopting this ASU on its unaudited condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans (ASU 2025-08). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods, and the Group is currently evaluating the impact of adopting this ASU on its unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10), introducing U.S. GAAP guidance on the accounting for government grants for business entities. The new standard closely aligns with International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, covering monetary and tangible nonmonetary assets received from governments while excluding exchange transactions. ASU 2025-10 is effective for annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted. The Group is currently evaluating the impact of adopting this ASU on its unaudited condensed consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s unaudited condensed consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows, or disclosures.

F-14

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

3.	CONCENTRATION AND RISKS

(a)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(b)	Credit risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, short-term and long-term deposits, accounts and notes receivable and amounts due from related parties. The Group places its cash and cash equivalents, restricted cash, short-term investments and short-term deposits with financial institutions with high credit ratings and quality. There has been no recent history of default in relation to these financial institutions and credit risk is immaterial.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration risk of accounts and notes receivable from third parties are presented as below:

	As of December 31,		As of June 30,
	2025		2026
	RMB		RMB
			(unaudited)
Company A	16,070	51%	9,174	35%
Company B	6,004	19%	6,237	24%

Concentration risk of accounts receivable from related parties are presented as below:

	As of December 31,		As of June 30,
	2025		2026
	RMB		RMB
			(unaudited)
Xiaomi	304,078	89%	366,158	94%
Foshan Viomi	36,095	11%	23,760	6%

Concentration risk of other receivables from related parties are presented as below:

	As of December 31,		As of June 30,
	2025		2026
	RMB		RMB
			(unaudited)
Xiaomi	200	100%	537	100%

(c)	Revenue concentration risk

	Six Months ended June 30,
	2025		2026
	RMB		RMB
	(unaudited)		(unaudited)
Xiaomi	1,347,652	91%	652,894	88%

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2025 and June 30, 2026 primarily consist of the following currencies:

	As of December 31, 2025		As of June 30, 2026
	Amount	RMB equivalent	Amount	RMB equivalent

			(unaudited)
RMB	642,729	642,729	512,545	512,545
US$	22,589	158,775	12,920	87,999
Other (i)	107,755	5,095	102,694	3,246
Cash and cash equivalents		806,599		603,790

(i)	As of June 30, 2026, other currency primarily consists of Korean Won.

F-15

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

5.	RESTRICTED CASH

As of December 31, 2025 and June 30, 2026, the Group held restricted cash of RMB164,431 and RMB153,338, respectively, in designated bank accounts, which were primarily composed of the deposit required for issuing bank acceptance bills of RMB77,332 and RMB45,956, respectively, capital deposit of RMB770 and RMB771, and the foreign exchange deposits of RMB79,717 and RMB78,532, respectively.

6.	SHORT-TERM INVESTMENTS

Short-term investments mainly represent company securities and structured deposits. Short-term investments balance as of December 31, 2025 and June 30, 2026 is denominated in RMB, amounted to RMB82,598 and RMB120,805, respectively.

7.	INVENTORIES, NET

Inventories, net consisted of the followings:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Finished goods	105,315	87,507
Raw materials	21,564	28,848
Inventories, net	126,879	116,355

The Group recorded inventory written down amounted to RMB805 and RMB1,039 as of December 31, 2025 and June 30, 2026, respectively.

8.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Advances to suppliers	96,911	67,404
Prepaid expenses	16,101	18,341
Other receivables	45,267	13,847
Prepayment for equipment	17,225	10,631
Lease hold improvement	584	3,630
Expected return assets	63	401
Total	176,151	114,254
Less: non-current portion	(19,055)	(14,893)
Prepaid expenses and other assets-current portion	157,096	99,361

9.	PROPERTY, PLANT, AND EQUIPMENT, NET

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Buildings	258,910	258,910
Computers and equipment	171,989	196,988
Vehicles	3,038	3,498
Total	433,937	459,396
Less: accumulated depreciation	(128,505)	(147,997)
Property, plant, and equipment, net	305,432	311,399

The Group had recorded depreciation expense of RMB16,335 and RMB19,494 for the six months ended June 30, 2025 and 2026, respectively. No impairment was recorded for the six months ended June 30, 2025 and 2026.

In addition, the Group also pledged certain property, plant, and equipment for the Group’s long-term borrowings (See Note 11).

F-16

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

10.	LAND USE RIGHT, NET

In 2020, the Group obtained a land use right in Foshan from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use right is summarized as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Land use right	63,618	63,618
Less: accumulated amortization	(6,987)	(7,623)
Land use right, net	56,631	55,995

The Group had recorded amortization expense of RMB637 and RMB636 for the six months ended June 30, 2025 and 2026, respectively.

In addition, the Group also pledged its land use right for the Group’s long-term borrowings (See Note 11).

The estimated future amortization expense for land use rights as of June 30, 2026 is as follows:

RMB
Remaining in fiscal year 2026	637
2027	1,273
2028	1,273
2029	1,273
2030	1,273
Thereafter	50,266
Total	55,995

11.	BORROWINGS

(1)	Short-term borrowings

Short-term bank loans consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Agricultural Bank of China (1)	-	40,000
Bank of China (2)	30,000	10,000
Industrial and Commercial Bank of China (3)	10,000	-
Total	40,000	50,000

(1)	On January 1, 2026, the Group entered into a loan agreement with Agricultural Bank of China to borrow RMB20.0 million as working capital for one year, with a maturity date of December 31, 2026. The loan has a fixed interest rate of 2.25% per annum. On April 28, 2026, the Group entered into a loan agreement with Agricultural Bank of China to borrow RMB20.0 million as working capital for one year, with a maturity date of April 27, 2027. The loan has a fixed interest rate of 2.31% per annum.

(2)	On January 8, 2025, the Group entered into a loan agreement with Bank of China to borrow RMB30.0 million as working capital for one year. The loan was withdrawn on January 15, 2025 and as a maturity date in January 15, 2026. The loan has a fixed interest rate of 2.85% per annum. The loan was fully repaid upon maturity.

On January 21, 2026, the Group entered into a loan agreement with Bank of China to borrow RMB10.0 million as working capital for one year, with a maturity date of January 21, 2027. The loan has a fixed interest rate of 2.30% per annum.

(3)	On March 25, 2025, the Group entered into a loan agreement with Industrial and Commercial Bank to borrow RMB10.0 million as working capital for one year, with a maturity date of March 26, 2026. These loans have a fixed interest rate of 2.75% per annum. The loan was fully repaid upon maturity.

F-17

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

11.	BORROWINGS (Continued)

The Group incurred interest expenses for short-term borrowings of RMB602 and RMB510 for the six months ended June 30, 2025 and 2026, respectively. The annual weighted average interest rates were 3.64% and 2.84% for the six months ended June 30, 2025 and 2026, respectively.

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Agricultural Bank of China	76,727	64,146
Total	76,727	64,146

Less: long-term borrowing-current portion	(25,061)	(24,959)

Long-term borrowing	51,666	39,187

On March 8, 2021, The Group entered into a line of credit agreement with Agricultural Bank of China, which is used for the development of Viomi Technology Park, a comprehensive high-tech industrial campus, which was completed in the second half of 2023. The line of credit was effective from March 8, 2021 to March 7, 2026 with a credit limit of RMB310,000. On March 7, 2026, the Group renewed the line of credit agreement. The renewed line of credit is effective from March 7, 2026 to March 6, 2031 and remains the credit limit of RMB310,000. The loan is guaranteed by Foshan Viomi, a related party of the Group.

As of June 30, 2026, the Group borrowed, in aggregate, a total of RMB193,489 under the line of credit, with interest rate ranging from 2.75% to 2.90% per annum. The Group repaid a total of RMB129,343, and the outstanding balance of long-term borrowings was RMB64,146 as of June 30, 2026. As of June 30, 2026, the Group had unutilized lines of credit of RMB116,511 under the line of credit agreement with Agricultural Bank of China.

The future maturities of long-term borrowings as of June 30, 2026 were as follows:

RMB
Remaining in fiscal year 2026	12,480
2027	24,959
2028	24,959
2029	1,180
2030	568
Total long-term borrowings	64,146

The Group’s building properties with net book values of RMB227,140 and land use right with net book values of RMB55,995 were pledged as collateral to secure these loans as of June 30, 2026.

The Group completed the construction in the second half of 2023, and prior to the completion, the Group capitalized the interest expense as cost of the assets, and after the assets was ready for its intended use, the Group expenses off the interest expenses. The Group recorded interest expenses of RMB912 and RMB1,081 for the six months ended June 30, 2025 and 2026, respectively.

F-18

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Accrued payroll and welfare	62,810	51,533
Payment for purchase of property	42,127	43,136
Product warranty	31,035	25,095
Professional fee payables	14,670	19,495
Deposit from suppliers	11,988	12,745
Marketing and promotion expenses	18,461	12,209
Freight payable	11,364	9,858
Other tax payable	9,871	2,072
Installation fee payables	335	1,888
Refund liabilities	129	892
Other current liabilities	7,370	11,039
Total	210,160	189,962
Less: non-current portion	(53,117)	(51,108)
Accrued expenses and other liabilities-current portion	157,043	138,854

Product warranty activities were as follows:

Product Warranty
RMB
Balance at January 1, 2025	40,568
Provided during the period	19,624
Utilized during the period	(29,157)
Balance at June 30, 2025	31,035

Balance at January 1, 2026	31,035
Provided during the period	18,737
Utilized during the period	(24,677)
Balance at June 30, 2026	25,095

13.	SEGMENT REPORTING

The Group derives revenue by developing and selling Home water solution businesses products in the PRC. The Group operates as one operating and reportable segment and its sole business activity consists of the design, development, manufacturing and marketing of Home water solution businesses products. The Group provides Home water solution businesses products mainly to its customers in the PRC and manages its business activities on a consolidated basis.

The accounting policies of the segment are the same as those described in Note “2. Summary of Significant Accounting Policies” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The Group’s CODM uses net income or loss to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Group’s operations and assess operating profitability. The Group operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the unaudited condensed consolidated statements of comprehensive income (loss). These significant segment expenses include cost of revenue, research and development, selling and marketing, and general and administrative expenses. Other segment items that are presented on the unaudited condensed consolidated statements of comprehensive income (loss) include other income, net, interest and investment income, net, and other non-operating income (loss), income tax (expenses) benefit. The Group’s entity-wide disclosures, including the breakout of revenue between products are included in Note “14. Revenue”.

F-19

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

14.	REVENUE

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Sales of products
- Home water solutions	1,058,318	473,374
- Consumables	123,182	131,743
- Kitchen appliances and others	286,048	127,260
Total of sales of products	1,467,548	732,377
Rendering of services	10,071	7,619
Total	1,477,619	739,996

All the revenue is recognized at a point in time when control of the promised goods is transferred to the customers.

15.	INCOME TAX EXPENSES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 8.25% and 16.5% Hong Kong profit tax on its taxable income within HKD$2 million and beyond HKD$2 million, respectively, generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented except for the entities which are qualified to certified High and New Technology Enterprises (“HNTE”) that are entitled to a favorable statutory tax rate of 15%. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018. The additional tax deduction has been increased from 75% of the qualified research and development expenses to 100%, effective from 2021, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in May 2021 (“Super Deduction”).

Withholding tax on undistributed dividends

Under the CIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. Aggregate undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2025 and June 30, 2026 are approximately RMB334,248 and RMB344,825, respectively. The Company does not intend to have any of its subsidiaries located in the PRC distribute any undistributed earnings of such subsidiaries in the foreseeable future, but rather expects that such earnings will be reinvested by such subsidiaries for their PRC daily operations. Accordingly, no withholding tax was recorded as of December 31, 2025 and June 30, 2026.

F-20

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

15.	INCOME TAX EXPENSES (Continued)

Composition of income tax expenses (benefits)

The current and deferred components of income taxes appearing in the unaudited condensed consolidated statements of comprehensive income (loss) are as follows:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Current tax expenses	18,520	3,836
Deferred tax benefits	(1,514)	(13,322)
Income tax expenses (benefits)	17,006	(9,486)

Reconciliation between the income tax expenses (benefits) computed by applying the PRC enterprise tax rate to income (loss) before income taxes and actual provision were as follows:

	Six Months ended June 30,
	2025		2026
	RMB	%	RMB	%
	(unaudited)		(unaudited)
Income (loss) from operations in the PRC	128,325		(30,186)
Income (loss) from overseas entities	9,209		(6,067)
Income (loss) before income tax	137,534		(36,253)
Tax expenses (benefits) from overseas entities at PRC enterprise income tax rate	34,384	25.0%	(9,063)	25.0%
Effect of income tax in jurisdictions other than the PRC	(2,285)	(1.7)%	561	(1.5)%

Nontaxable or nondeductible items
Income tax on tax holiday	(14,993)	(10.9)%	3,406	(9.4)%
Tax effect of permanent differences	(7,050)	(5.1)%	(9,209)	25.4%

Change in valuation allowance	5,876	4.3%	3,818	(10.5)%
Effect of share-based compensation	1,074	0.8%	1,001	(2.8)%
Income tax expenses (benefits)	17,006	12.4%	(9,486)	26.2%

The per share effect of the tax holidays were as follows:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Net income (loss) per share effect–basic	0.07	(0.02)
Net income (loss) per share effect–diluted	0.07	(0.02)

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Net operating loss carry forwards	49,541	66,838
Accrued expenses and others	8,343	8,161
Inventories write downs	120	154
Deferred income	28	19
Total deferred tax assets	58,032	75,172
Less: valuation allowance	(49,617)	(53,435)
Deferred tax assets, net	8,415	21,737

Movement of valuation allowance:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Balance at beginning of the period	40,032	49,617
Provided	5,876	3,818
Balance at end of the period	45,908	53,435

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years and can be extended to five years under special circumstances.

F-21

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

16.	ORDINARY SHARES

The Company adopts a dual-class ordinary share structure. Pursuant to the resolution of the shareholders of the Company on August 23, 2018, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares comprising of (i) 4,800,000,000 class A ordinary shares of a par value of US$0.00001 each (“Class A Ordinary Shares”), (ii) 150,000,000 class B ordinary shares of a par value of US$0.00001 each (“Class B Ordinary Shares”) and 50,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with post-offering amended and restated memorandum and articles of association. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B Ordinary Share is entitled to ten (10) votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

Immediately prior to the completion of the IPO, 16,145,454 issued Class A Ordinary Shares held by certain key management founders, 33,818,182 issued Pre-IPO Class B Ordinary Shares held by Red Better, and 67,636,364 issued Pre-IPO Class B Ordinary Shares held by Mr. Chen’s wholly-owned entity Viomi Limited was automatically converted by way of re-designation and re-classification into Class B Ordinary Shares on a one-for-one basis, and the rest of the outstanding 4,000,000 Class A Ordinary Shares, the rest of the outstanding 33,818,182 Pre-IPO Class B Ordinary Shares, and all outstanding 18,181,818 Series A Preferred Shares was automatically converted by way of re-designation and re-classification into Class A Ordinary Shares on a one-for-one basis. Upon the completion of the Company’s IPO in 2018, 34,200,000 Class A Ordinary Shares were issued, and the Company had 90,200,000 Post-IPO Class A Ordinary Shares and 117,600,000 Post-IPO Class B Ordinary Shares outstanding, respectively.

As of June 30, 2026, the Company had 95,171,125 Class A Ordinary Shares and 102,674,548 Class B Ordinary Shares outstanding, respectively, following the share option exercises into Class A Ordinary Shares, conversions of Class B Ordinary Shares to Class A Ordinary Shares as well as the repurchase of Class A Ordinary Shares following the IPO during the previous years.

17.	SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follows:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Share-based compensation expenses
—Share options(a)	7,160	6,568

(a)	Share options

On September 17, 2015, the Board of Directors of the Company approved the establishment of 2015 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2015 Share Incentive Plan shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2015 Share Incentive Plan shall be 12,727,272 shares.

In June 2018, the Board of Directors and shareholders of the Company approved the 2018 Share Incentive Plan. As of Jun 30, 2026, the maximum of shares that may be issued under the 2018 Share Incentive Plan was 34,186,675.

For the six months ended June 30, 2025, the Company granted 780,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

For the six months ended June 30, 2026, the Company granted 1,210,000 share options to employees pursuant to the 2018 Share Incentive Plan. Among which, with respect to the share options granted, 40% of the options will be vested after 24 months of the vesting commencement date and the remaining 60% will be vested in three equal installments over the following 36 months.

F-22

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

17.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity under the 2015 Share Incentive Plan and 2018 Share Incentive Plan for the six months ended June 30, 2025 and 2026 is included in the table below.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding at January 1, 2025	24,440,836	0.51	11.43	19,794
Granted	780,000	1.68	-	-
Forfeited	(1,671,573)	0.20	-	-
Exercised	(45,426)	0.50	-	-
Outstanding at June 30, 2025	23,503,837	0.52	10.80	19,475

Outstanding at January 1, 2026	25,036,905	0.46	11.73	21,353
Granted	1,210,000	0.11	-	-
Forfeited	(3,328,587)	0.32	-	-
Exercised	(82,998)	0.11	-	-
Outstanding at June 30, 2026	22,835,320	0.46	11.03	18,770
Exercisable as of June 30, 2026	11,179,334	0.81	3.23	12,720
Expected to vest as of June 30, 2026	13,486,116	0.17	17.97	8,036

The weighted average grant date fair value of options granted for the six months ended June 30, 2025 and 2026 was RMB3.08 (US$0.45) per option and RMB6.96 (US$1.01) per option, respectively.

As of December 31, 2025 and June 30, 2026, there was RMB40,415 and RMB RMB24,023 (US$3,485) of unrecognized compensation expenses related to the options, respectively.

(b)	Restricted shares to an investee

The Group established Guangdong Lizi in July 2018 as a subsidiary of the Company. In November 2020, following the Group’s restructuring plan on its water purifiers business, the Group entered into an agreement with Sunglow to sell 1% of equity interest of Guangdong Lizi for a consideration of RMB175. Sunglow has paid up the consideration in December 2021 but is not entitled to any shareholder’s rights of Guangdong Lizi until the fulfilment of certain conditions pursuant to the supplemental agreement in November 2021.

Under the requirement of ASC 718, the Group should recognize share-based compensation if there is a difference between the fair value of Guangdong Lizi’s 1% of equity interest and the consideration paid up by Sunglow on the date of capital injection. The Group calculated the estimated fair value of the options on the respective grant dates using the discounted cash flow model.

During 2025, Sunglow exited the arrangement. Accordingly, there were no more unrecognized compensation expenses associated with restricted shares granted to Sunglow to be recognized in future periods.

F-23

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

18.	NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) available to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Numerator:
Numerator for basic calculation-Net income (loss) attributable to ordinary shareholders	120,395	(26,286)

Denominator:
Denominator for basic calculation-weighted average ordinary shares outstanding	203,856,436	201,065,185
Dilutive effect of share options	2,008,657	-
Denominator for diluted calculation	205,865,093	201,065,185

Basic net income (loss) per ordinary share	0.59	(0.13)
Diluted net income (loss) per ordinary share	0.58	(0.13)

19.	RELATED PARTY TRANSACTIONS

Name	Relationship with the Group
Foshan Viomi and its subsidiaries (“Foshan Viomi”)	Controlled by a principal shareholder of the Company
Xiaomi	Shareholder of the Group

The Group’s relationship and transaction with Xiaomi

Xiaomi is the Group’s strategic partner and shareholder.

The Group’s sales to Xiaomi are governed by a business cooperation agreement, pursuant to which Xiaomi is responsible for the distribution and sales of such products through their network and sales channels.

The Group also sells products through Xiaomi’s online e-commerce channel Xiaomiyoupin.com, and is charged of commissions pursuant to a commission sales agreement.

F-24

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

19.	RELATED PARTY TRANSACTIONS (Continued)

Transactions with Foshan Viomi

The Group sells water purifiers and other products to and purchases raw materials from Foshan Viomi. In addition, The Group leases its office premises to Foshan Viomi, and the Group also engages Foshan Viomi for other services such as transportation services, maintenance services as well as installation services etc.

(1)	Amount due from/to related parties

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Accounts receivable from related parties:
Xiaomi(a)	304,078	366,158
Foshan Viomi(c)	36,095	23,760
Total	340,173	389,918

Other receivables from related parties:
Other receivables from Xiaomi	200	537
Total	200	537

Amounts due to related parties:
Purchase and other payable to Xiaomi(a)	596	2,668

(2)	Purchase from related parties

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Foshan Viomi(c)	5,366	9,798
Total	5,366	9,798

F-25

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

19.	RELATED PARTY TRANSACTIONS (Continued)

(3)	Revenue from related parties

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Xiaomi(a)	1,347,652	652,894
Foshan Viomi(c)	13,314	13,244
Total	1,360,966	666,138

(4)	Selling and marketing expenses

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Commission expenses charged by Xiaomi(b)	22,596	16,047
Other expenses charged by Foshan Viomi(d)	5,460	3,465
Total	28,056	19,512

(a)	The Group both sells water purifiers and other products to and purchase Xiaomi branded products and certain raw materials from Xiaomi. The amount due from Xiaomi represents receivable arising from sales of water purifiers and other products. The balance due to Xiaomi represents payable arising from purchase of Xiaomi branded products and certain raw materials.

(b)	The Group sells its own brand products on the E-platform of Xiaomi, which charges the Group commission and technical service fees, also Xiaomi provides advertising and promotion service. The amount due from Xiaomi represents sales receivable net of commission, advertising and promotion service.

Certain amounts in prior periods have been reclassified to conform with current period presentation. These reclassifications had no impact on the Group’s consolidated financial statements.
(c)	The Group purchases certain raw materials from Foshan Viomi and its subsidiaries. The Group also sells its own branded products to Foshan Viomi, and provides rental services, and other services to Foshan Viomi and its subsidiaries.

(d)	The Group’s related party provides transportation services, maintenance services, promotion services as well as installation services for the Group.

20.	FAIR VALUE MEASUREMENTS

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2025 and June 30, 2026 except for short-term investments (Note 6).

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2025 and June 30, 2026:

	Level 1	Level 2 (i)	Level 3	Total
As of June 30, 2026
Short-term investments	-	120,805	-	120,805
As of December 31, 2025
Short-term investments	-	82,598	-	82,598

(i)	These short-term investments represent mainly company securities and structured deposits, and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

Apart from the short-term investments, the Group’s other financial instruments consist principally of cash and cash equivalents, restricted cash, short-term and long-term deposits, accounts and notes receivable, other receivables, amounts due to/from related parties, accounts and notes payable and certain accrued expenses. They are recorded at cost which approximates fair value.

F-26

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

21.	LEASES

The Group’s operating leases are principally for office space and facilities. As of December 31, 2025 and June 30, 2026, The Group’s operating leases had a weighted average discount rate of 4.75% and 4.75% and a weighted-average remaining term of 0.9 years and 1.4 years for the six months ended June 30, 2025 and 2026, respectively. The components of lease expense were as follow:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Lease cost
Operating lease expense	868	863
Short-term lease expense (i)	71	186
Total lease cost	939	1,049

(i)	Includes leases with a term of one year or less.

Supplemental cash flow information for leases was as follows:

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Operating cash flows relating to operating leases	790	830

As of June 30, 2026, the aggregate future minimum rental payments under non-cancelable agreement were as follows:

Years ending December 31,	RMB
Remaining in fiscal year 2026	358
2027	225
2028	131
Total future minimum rental payment	714
Less amount representing imputed interest	(24)
Present value of future minimum rental payments	690
Less current portion, recorded in other current liabilities	453
Long-term lease liabilities, recorded in other long-term liabilities	237

22.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The operating commitments mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. As of June 30, 2026, there were no future minimum commitments under non-cancelable agreements.

(b)	Capital and other commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
Property, plant, and equipment	57,147	57,772

(c)	Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

F-27

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB653,035 and RMB623,920 as of December 31, 2025 and June 30, 2026. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

For the six months ended June 30, 2026, the Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Company as of June 30, 2026 and the condensed financial information of the Company are required to be presented.

Cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and VIEs and their subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligation.

24.	SUBSEQUENT EVENT

The Group has evaluated the impact of events that have occurred subsequent to June 30, 2026, through September 30, 2026, the issuance date of the unaudited condensed consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.

F-28

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

25.	UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The unaudited condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries/VIEs” and the respective profit or loss as “Equity in (loss) gain of subsidiaries/VIEs” on the condensed statements of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2025 and June 30, 2026, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

UNAUDITED CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
		(unaudited)
ASSETS
Cash and cash equivalents	2,918	2,370
Short-term investments	2,667	2,208
Amounts due from Group companies	501,851	461,878
Investments in subsidiaries	471,430	455,685
Other assets	660,149	647,738
Total assets	1,639,015	1,569,879

Liabilities
Accounts and notes payable	863.00	-
Accrued expenses and other liabilities	4,608	3,727
Amounts due to Group companies	106,881	112,974
Total Liabilities	112,352	116,701
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 99,200,641 and 95,171,125 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	6	6
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,548 and 102,674,548 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	6	6
Treasury stock	(103,085)	(112,527)
Additional paid-in capital	1,403,419	1,395,929
Retained earnings	226,317	169,764
Total equity attributable to shareholders of the Company	1,526,663	1,453,178
Total liabilities and shareholders’ equity	1,639,015	1,569,879

F-29

VIOMI TECHNOLOGY CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except shares, ADS, per share and per ADS data)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

UNAUDITED CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Operating expenses
General and administrative expenses	(2,184)	(2,348)
Total operating expenses	(2,184)	(2,348)
Other (expenses) income, net	(57)	1,472
Equity in gain (loss) of subsidiaries/VIEs	109,668	(33,401)
Total operating income (expenses)	107,427	(34,277)
Interest and investment income, net	13,288	7,991
Income (loss) before income tax expenses	120,715	(26,286)
Income tax expenses	(320)	-
Net income (loss) attributable to ordinary shareholders of the Company	120,395	(26,286)

UNAUDITED CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	Six Months ended June 30,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Net cash provided by operating activities	447,348	83,059
Net cash used in by investing activities	(238,896)	(23,838)
Net cash used in financing activities	(35,629)	(31,912)
Effect of exchanges rates on cash and cash equivalents	15,425	(27,857)
Net increase (decrease) in cash and cash equivalents	188,248	(548)
Cash and cash equivalents at the beginning of the period	164,583	2,918
Cash and cash equivalents at the end of the period	352,831	2,370

F-30